United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mary Mast, Staff Accountant
Division of Corporate Finance
Telephone Number: (202)551-3613
Fax Number: (202)772-9217

Re:	Intellect Neurosciences, Inc.
Form 10-KSB for the Year Ended June 30, 2008
File No. 333-128226

VIA EDGAR AND FACSIMILE

May 22, 2009

Dear Ms. Mast:

On behalf of Intellect Neurosciences, Inc. (the “Company”), we are providing the following responses to the comments  from the Staff (the “Staff”) of the Securities and Exchange Commission provided by telephone on April 29, 2009 to Mr. Elliot Maza, President and Chief Financial Officer of the Company.

Form 10-KSB for the year ended June 30, 2008

STAFF COMMENT: We have received your response to Comment 1 contained in the Comment Letter dated March 17, 2009 from the Staff to the Company. Please provide a detailed calculation and analysis of the $33 million change in value of the derivatives, which appears to relate to the embedded derivatives in the Convertible Preferred Stock discussed in Note 9 and the Warrants discussed in Note 10.

COMPANY RESPONSE:	In response to the Staff’s request regarding the calculation of the gain on derivative instruments, the Company provides the following supplemental information:

The Company calculates the gain or loss on derivative instruments by using a Black Scholes option pricing model. The Company performs a separate calculation for each derivative instrument. These calculations take into account, among other things, each instrument’s specific issue date and remaining term. Our calculations and analysis, including a calculation of the total net loss from changes in fair value of the derivatives for the quarter ended June 30, 2008, are attached hereto as Exhibit A and supporting Schedules S-1 through S-16 and are hereby submitted to the Staff as supplemental materials.

The Company performs these calculations each quarter in preparation of its required financial filings. The Company’s calculation models are complex but readily understood by Company management and the Company’s independent auditors because these persons have obtained a familiarity with the models and calculations through frequent reviews. Revisions of these models and calculations to the format contained in Exhibit A and supporting Schedules S-1 through S-16 attached hereto is a laborious process. Preparation of these materials for each quarter of fiscal 2008 would strain the resources of the Company’s small accounting department. Accordingly, we respectfully request that the Staff accept our detailed calculations underlying the loss on derivatives for the fourth quarter of fiscal 2008 as a sufficient response to the Staff’s comment above. We will provide similar support for the remaining quarters of fiscal 2008 if the Staff determines that it requires such additional information.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Elliot Maza at 212-448-9300 with any questions or further comments you may have regarding this filing or if you wish to discuss the responses above.

Sincerely,

INTELLECT NEUROSCIENCES, INC.

/s/ Elliot Maza
Elliot Maza
President and Chief Financial Officer

EXHIBIT A
Gain on Derivative Instruments FYE 6-30-08

	Derivative Liability Balance June 30, 2007	(Gain)/Loss recorded for quarter ending Sept 30, 2007	(Gain)/Loss recorded for quarter ending Dec 31, 2007	(Gain)/Loss recorded for quarter ending Mar 31, 2008	(Gain)/Loss recorded for quarter ending June 30, 2008	Supporting Schedule	Initial Valuation of New Warrants Issued During the Year	Total Derivative Liability Balance June 30, 2008	Warrant Liability June 30, 2008	Pref Stock Liability June 30, 2008

Note Warrant Liability	14,423,756	(14,001,445)	(826,193)	(148,648)	572,764	S-1	1,383,529	1,403,763

Preferred Stock Warrant Liability	7,349,311	(6,525,555)	(402,800)	(71,545)	248,383	S-2	-	597,794	2,001,557
Preferred Stock liability	14,927,546	(12,309,439)	(872,688)	(91,861)	780,825	S-3	-	2,434,383		2,434,383

Total Derivative Liability (Gain) / Loss	36,700,613	(32,836,439)	(2,101,681)	(312,054)	1,601,972	S-1	1,383,529	4,435,940	2,001,557	2,434,383

Quarterly Change in Derivative Liabilities		(32,836,439)	(2,101,681)	(312,054)	1,601,972			(33,648,202)
								Change for the Year
Cumualtive Change in Derivative Liability	23,242,752	(9,593,687)	(11,695,368)	(12,007,422)	(10,405,450)

Stock price for Black Scholes calculation	3.25	0.57	0.38	0.36	0.53

Summary Reconciliation

Deivative Liability Balance - June 30, 2007	$36,700,613
Valuation of new Warrants issued during the year	1,383,529
Changes in derivative liability during the year	(33,648,202)
Deivative Liability Balance - June 30, 2008	$4,435,940

Schedule S-1
Breakdown of Total Derivative (Gain)/Loss for the Quarter ended June 30, 2008

Preferred Stock Warrant Liability	248,383	From S-2
Preferred Stock Liability	780,825	From S-3

Note Warrant Liability
Sandgrain	50,372	From S-4
Tiegman	2,021	From S-5
Extension	11,169	From S-6
Duff	3,149	From S-7
EGAN	14,540	From S-8
Barros	945	From S-9
Turk	1,613	From S-10
Moore	1,937	From S-11
Strategic Biotech # 1	2,112	From S-12
Strategic Biotech # 2	2,934	From S-13
Strategic Biotech # 3	(1,487)	From S-14
Q4 07 Notes	225,193	From S-15
Original Bridge notes	258,266	From S-16
Total Note Warrant Liability	572,764	To Exhibit A

Total Derivative (Gain) / Loss for the Quarter	1,601,972	To Exhibit A

Schedule S-2
Preferred Stock Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Warrant Liability	-	248,385
Unrealized Loss	248,385	-

Black-Scholes Option Pricing Model

	6/30/2008
	Longview Pref 2.5 – Feb 2006	Longview Pref 1.75 – May 2006	All April '06 Pref Issues	All May '06 Pref Issues	All July '06 Pref Issues	All Oct. '06 Pref Issues	Total
Closing Stock price 6/30/08	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300
Warrant Exercise price	$1.75	$1.75	$1.75	$1.75	$1.75	$1.75
Remianing term to expiration (yrs)	2.61	2.87	2.80	2.87	3.03	3.28
Risk-free rate	3.65%	3.65%	3.65%	3.65%	3.65%	3.65%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Option value	$0.18	$0.20	$0.20	$0.20	$0.21	$0.23

Black-Scholes Option value	$0.18	$0.20	$0.20	$0.20	$0.21	$0.23
Warrants Outstanding	750,000	725,080	592,790	792,191	136,693	50,000	3,046,754
Value of Warrants Outstanding	137,536	145,199	116,260	158,638	28,833	11,291	597,757

Calculation date	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008
Warrant expiration date	2/9/2011	5/12/2011	4/19/2011	5/12/2011	7/12/2011	10/9/2011

					Balance per G/L	9/30/2007	823,756

					Balance per G/L	12/31/2007	420,956

					Balance per G/L	3/31/2008	349,372

					6/30/2008	Adjustment	248,385	To Schedule S-1

	Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.128506253	0.202606206	0.184677553	0.202606206	0.248429751	0.311275941

	0.395661804	0.390837592	0.392196836	0.390837592	0.386819461	0.38007568
	0.959002476	0.936855028	0.942119316	0.936855028	0.923663698	0.906164683
	0.551136059	0.580284635	0.573266385	0.580284635	0.598101372	0.622201753

	0.292102111	0.307550856	0.303831184	0.307550856	0.316993727	0.329766929

	-1.488187481	-1.49024743	-1.489460949	-1.490247428	-1.493085886	-1.498893202

	0.131823744	0.131419967	0.131574047	0.131419967	0.130864707	0.129732719
	0.668862619	0.668556179	0.668673143	0.668556179	0.668134388	0.667273084
	0.068345073	0.068073999	0.068177395	0.068073999	0.067701841	0.066945329

	0.108721031	0.107298119	0.107708538	0.107298119	0.106062565	0.103948137

			Term to Maturity at
Issue Date	Calendar days	Maturity Date	6/30/2008

2/9/2006	1825	2/8/2011	2.6110
4/19/2006	1825	4/18/2011	2.8000
05/12/06	1825	5/11/2011	2.8630
7/12/2006	1825	7/11/2011	3.0301
10/9/2006	1825	10/8/2011	3.2740

Schedule S-3
Preferred Stock Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Pref Stock Liability		$780,825.47
Unrealized Loss	$780,825.47

Revaluation of the Series B Preferred Stock Liability

June 30, 2007 Balance	14,927,545.75

4,593,091 shares	4,593,091.00
Stock price at 9/30/2007	$0.57
Fair value at 9/30/2007	$2,618,061.87
Adjustment for Q1 FY2008		$12,309,483.88

4,593,091 shares	4,593,091.00
Stock price at 12/31/2007	$0.38
Fair value at 12/30/2007	$1,745,374.58
Adjustment - fair value per G/L on 9/30/2007 was 2,618,106.87 not 2,618,061.87 per above	$(45.00)
Balance per G/L 12/31/2007	$(1,745,419.58)
Adjustment for Q2 2008		$(872,687.29)	$13,182,171	6 months

4,593,091 shares	$4,593,091.00
Stock price at 3/31/08	$0.36
Fair value at 3/31/2008	$1,653,512.76
Adjustment for Q3 2008		$(91,861.82)	13,274,033	9 months

4,593,091 shares	$4,593,091.00
Stock price at 6/30/08	$0.53
Fair value at 6/30/2008	$2,434,338.23
Adjustment for Q4 2008		$780,825.47	12,493,208	12 months
		To Schedule S-1

Schedule S-4
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note Warrant Liability		$50,372.00
Unrealized Loss	$50,372.00

Sandgrain Notes
Black-Scholes Option Pricing Model

	July 5, 2007 (Issue Date		June 30, 2008
Stock price	$2.80		$0.53
Warrant Exercise price	$1.75		$1.75
Term	5.00		4.02
Risk-free rate	4.88%		3.34%
Volatility	1.00		1.00
Dividend yield	0.0%		0.0%

Option value	$2.30		$0.27
Sandgrain warrants outstanding	485,714.00		485,714.00
FMV	1,116,251		128,807	-

			160,379	Sept. 30 amount
			90,308	Dec. 31 amount
			78,435	March 08 amount
			128,807	June 08 amount
		Adjustment	50,372	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	1.437346119		0.472966227

	0.142001101		0.356726085
	0.676515866		0.864049072
	0.924697229		0.681870358

	2.589152242		0.36139129

	-0.798721859		-1.531139148

	0.289987681		0.123547191
	0.790069895		0.662530682
	0.212228296		0.062863144

	0.29098693		0.096199753

Time remaining at	Expiration	Years
6/30/2008	7/5/2012	4.02

Schedule S-5
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$2,020.56
Unrealized Loss	$2,020.56

Teigman Notes
Black-Scholes Option Pricing Model

	July 9th, 2007	Dec-07	Mar-08	Jun-08
Stock price	$2.58	$0.38	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75	$1.75
remaining Term	5.00	4.53	4.28	4.28
Risk-free rate	4.88%	3.44%	2.48%	3.34%
Volatility	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%

Option value	$2.10	$0.19	$0.16	$0.28
Outstanding warrants - Tiegman (and Schwalbe)	17,400.00	17,400.00	17,400.00	17,400.00
FMV	36,458	3,241	2,818	4,839

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	1.400750622	0.419865027	0.321380411	0.526126004

	0.149570162	0.365283376	0.378862772	0.34737763
	0.682133959	0.877441977	0.90341286	0.851044754	Sept. 30 amount	5,817
	0.919363634	0.66269858	0.62603535	0.700588143	Dec. 31 amount	3,241
					March 08 amount	2,818
					June 08 amount	4,839
	2.371958177	0.251825461	0.225372726	0.371311716	Adjustment	2,020.56	To Schedule S-1

	-0.835317355	-1.708514638	-1.747435675	-1.542690083

	0.281445607	0.092694173	0.086665079	0.121373237
	0.782543015	0.637604011	0.632383302	0.660848246
	0.201770125	0.043771801	0.040283459	0.061448996

	0.276647696	0.065547402	0.063396758	0.093211517

Time remaining at	Expiration	Years
6/30/2008	7/9/2012	4.03

Schedule S-6
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$11,168.55
Unrealized Loss	$11,168.55

Extension Warrants
Black-Scholes Option Pricing Model

	July 21, 2007	Dec. 31 2007	March 31, 2008	Jun-08
Stock price	$2.29	$0.38	$0.36	$0.53
Warrant exercise price	$1.75	$1.75	$1.75	$1.75
remaining Term	5.00	4.56	4.31	4.06
Risk-free rate	4.88%	3.44%	2.48%	3.34%
Volatility	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%

Option value	$1.83	$0.19	$0.16	$0.27
Extension warrants outstanding	107,003.00	107,003.00	107,003.00	107,003.00
FMV	195,801	20,044	17,442	28,611

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	1.347425955	0.425989285	0.327843583	0.482010034

	0.160941089	0.364338474	0.378068743	0.355188953
	0.690489382	0.875876206	0.901661444	0.86180873	Sept. 30 amount	35,916
	0.911087513	0.664932539	0.62848097	0.685089421	Dec. 31 amount	20,444
					March 08 amount	17,442
	2.086390405	0.252674365	0.226253149	0.363097393	June 08 amount	28,611
					Adjustment	11,168.55	To Schedule S-1
	-0.888642023	-1.709426366	-1.748210367	-1.533002118

	0.268801832	0.092549857	0.086547812	0.123195066
	0.771828541	0.63748073	0.632280256	0.662258754

	0.187095752	0.043687383	0.040216389	0.062633365

	0.256527614	0.065353509	0.063244135	0.095707892

Time remaining at	Expiration	Years
6/30/2008	7/21/2012	4.06

Schedule S-7
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$3,148.67
Unrealized Loss	$3,148.67

Charles Duff
Black-Scholes Option Pricing Model

	12/27/2007	03/31/08	06/30/08
Stock price	$0.42	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75
Remaining Term	5.00	4.70	4.45
Risk-free rate	3.44%	2.48%	3.34%
Volatility	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%

Option value	$0.2301	$0.1759	$0.2861
Warrants outstanding	28,571.00	28,571.00	28,571.00
FMV	6,574	5,027	8,175	Adjustment	3,148.67	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.556728891	0.408355194	0.559354483

	0.341669268	0.367028596	0.341169024
	0.84373447	0.88039986	0.843113125
	0.711132299	0.658484644	0.712028755

	0.298675565	0.237054472	0.37737524

	-1.67933909	-1.759593145	-1.550634805

	0.097390324	0.084837081	0.119890952
	0.641574379	0.630770027	0.659696019
	0.046543412	0.039241336	0.060490866

	0.068580021	0.061116781	0.091232348

Time remaining at	Expiration	Years
6/30/2008	7/21/2012	4.45

Schedule S-8
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$6,195.54
Unrealized Loss	$6,195.54

EGAN TNI
Black-Scholes Option Pricing Model

	10/25/2007	12/30/2007	3/31/08	06/30/08
Stock price	$0.50	$0.38	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75	$1.75
remaining Term	5.00	4.82	4.57	4.32
Risk-free rate	4.17%	3.44%	2.48%	3.34%
Volatility	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%

					Q4 FMV Adjustment	6,195.54
Option value	$0.2910	$0.20	$0.17	$0.28	Prior quarter adj from error in warrant count	8,344.46
Warrants Outstanding	57,143.00	57,143.00	57,143.00	57,143.00	Adjustment	14,540.00	To Schedule S-1
FMV	16,629	11,207	9,813	16,009

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.651003031	0.477627941	0.382208741	0.534590198

	0.322761698	0.355936563	0.370841588	0.345821728
	0.821983672	0.862892815	0.88719385	0.849010221
	0.742468614	0.683531386	0.648839155	0.703521856

	0.371234307	0.259741927	0.233582096	0.372866583

	-1.585064946	-1.717821899	-1.755547092	-1.544661511

	0.113590662	0.091227894	0.085442527	0.12100443
	0.654748688	0.636347746	0.631306017	0.660561953
	0.056473146	0.0429162	0.039585694	0.061210143

	0.080232689	0.063628225	0.061852194	0.092715058

Time remaining at	Expiration	Years
6/30/2008	10/25/2012	4.32

Schedule S-9
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$944.57
Unrealized Loss	$944.57

Arnaldo Barros
Black-Scholes Option Pricing Model

	12/11/2007	12/30/2007	Mar-08	Jun-08
Stock price	$0.31	$0.38	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75	$1.75
remianing Term	5.00	4.95	4.70	4.45
Risk-free rate	3.44%	3.44%	2.48%	3.34%
Volatility	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%

Option value	$0.1543	$0.20	$0.18	$0.29
Warrants outstanding	8,571.00	8,571.00	8,571.00	8,571.00
FMV	1,323	1,717	1,508	2,453	Adjustment	944.57	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.420917986	0.502539672	0.408355194	0.559354483

	0.365121717	0.351617411	0.367028596	0.341169024
	0.877172372	0.856765974	0.88039986	0.843113125
	0.663083081	0.692344598	0.658484644	0.712028755

	0.205555755	0.263090947	0.237054472	0.37737524

	-1.815149991	-1.722319874	-1.759593145	-1.550634805

	0.076817463	0.090524802	0.084837081	0.119890952
	0.623501279	0.635742396	0.630770027	0.659696019
	0.034754962	0.042507582	0.039241336	0.060490866

	0.05121017	0.062741196	0.061116781	0.091232348

Time remaining at	Expiration	Years
6/30/2008	12/11/2012	4.45

Schedule S-10
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$1,612.85
Unrealized Loss	$1,612.85

Diane Turk
Black-Scholes Option Pricing Model

	2/27/08	03/31/08	06/30/08
Stock price	$0.65	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75
Remaining Term	5.00	4.92	4.67
Risk-free rate	2.78%	2.48%	3.34%
Volatility	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%

Option value	$0.3982	$0.18	$0.30
Warrants outstanding	14,286.00	14,286.00	14,286.00
FMV	5,689	2,612	4,225	Adjustment	1,612.85	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.737276913	0.451172477	0.599165526

	0.304000128	0.360336546	0.333391369
	0.803038756	0.869496	0.833802767
	0.769517542	0.6740569	0.725458098

	0.500186402	0.242660484	0.384492792

	-1.498791064	-1.766934825	-1.560869988

	0.129752582	0.083745916	0.117996998
	0.667288213	0.62979978	0.658217515
	0.066958578	0.03862272	0.059273793

	0.101971155	0.059826009	0.088760958

Time remaining at	Expiration	Years
6/30/2008	2/27/2013	4.67

Schedule S-11
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$1,937.46
Unrealized Loss	$1,937.46

Elizabeth Moore
Black-Scholes Option Pricing Model

	2/29/08	03/31/08	06/30/08
Stock price	$0.67	$0.36	$0.53
warrant Exercise price	$1.75	$1.75	$1.75
Remaining Term	5.00	4.92	4.67
Risk-free rate	2.78%	2.48%	3.34%
Volatility	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%

Option value	$0.4136	$0.18	$0.30
Warrants outstanding	17,143.00	17,143.00	17,143.00
FMV	7,091	3,134	5,072	Adjustment	1,937.46	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.750829877	0.451172477	0.59966604

	0.300949956	0.360336546	0.333291361
	0.800141737	0.869496	0.833687024
	0.773617655	0.6740569	0.725624951

	0.518323829	0.242660484	0.384581224

	-1.4852381	-1.766934825	-1.561003567

	0.132403045	0.083745916	0.117972397
	0.66930186	0.62979978	0.658198263
	0.068734639	0.03862272	0.059258037

	0.104675916	0.059826009	0.088729244

Time remaining at	Expiration	Years
6/30/2008	2/28/2013	4.67

Schedule S-12
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$2,006.63
Unrealized Loss	$2,006.63

Strategic Biotech #1
Black-Scholes Option Pricing Model

	3/17/2008	3/31/2008	6/30/08
Stock price	$0.41	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75
Remaining Term	5.00	4.96	4.79
Risk-free rate	2.78%	2.48%	3.34%
Volatility	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%

Option value	$0.2208	$0.18	$0.30
Warrants Outstanding	17,143.00	17,143.00	17,143.00
FMV	3,785	3,155	5,162	Q4 FMV Adjustment	2,006.63
				Prior quarter adj from error in warrant count	105.00
Do not make any changes below this line but copy all rows (4-31) to add extra columns.				Adjustment	2,111.63	To Schedule S-1

	0.531194089	0.458775236	0.621624634

	0.346448149	0.359092274	0.328852116
	0.849825372	0.867588054	0.828640558
	0.702346335	0.676791527	0.732895576

	0.287961997	0.24364495	0.388434655

	-1.704873888	-1.768330509	-1.566982229

	0.093271935	0.083539565	0.116874428
	0.638096778	0.629615669	0.657337739
	0.044110213	0.038506023	0.058556196

	0.067175401	0.059586107	0.087323246

Time remaining at	Expiration	Years
6/30/2008	3/17/2013	4.79

Schedule S-13
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$2,934.50
Unrealized Loss	$2,934.50

Strategic Biotech #2
Black-Scholes Option Pricing Model

	3/26/08	03/31/08	6/30/08
Stock price	$0.37	$0.36	$0.53
Warrant Exercise price	$1.75	$1.75	$1.75
Remaining Term	5.00	5.00	4.75
Risk-free rate	2.78%	2.48%	3.34%
Volatility	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%

Option value	$0.1930	$0.19	$0.30
Warrants Outstanding	25,714.00	25,714.00	25,714.00
FMV	4,963	4,764	7,699	Adjustment	2,934.50	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.485285756	0.466324358	0.614446885

	0.354626674	0.357840567	0.330314179
	0.861000129	0.865701835	0.830283394
	0.68625195	0.679497463	0.730529704

	0.253913221	0.244619087	0.387180743

	-1.750782222	-1.769743619	-1.565002586

	0.086159269	0.08333099	0.117237313
	0.631938399	0.629429369	0.657622425
	0.039994379	0.038388161	0.058787862

	0.060907401	0.059344824	0.087785926

Time remaining at	Expiration	Years
6/30/2008	3/29/2013	4.75

Schedule S-14
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability	$1,487.38
Unrealized Gain		$1,487.38

Strategic Biotech #3
Black-Scholes Option Pricing Model

	May 1, 2008	Jun-08
Stock price	$0.64	$0.53
Warrant Exercise price	$1.75	$1.75
remaining Term	5.00	4.84
Risk-free rate	3.10%	3.34%
Volatility	1.00	1.00
Dividend yield	0.0%	0.0%

Option value	$0.39	$0.30
Warrants Outstanding	17,143.00	17,143.00
FMV	6,686	5,198	Adjustment	(1,487.38)	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

	0.737498648	0.630528154

	0.303950427	0.3270241
	0.80299119	0.826611739
	0.769584954	0.735815657

	0.49253437	0.389982298

	-1.49856933	-1.569471846

	0.129795707	0.116419007
	0.66732106	0.656980065
	0.066987347	0.058265871

	0.100395716	0.086745306

Time remaining at	Expiration	Years
6/30/2008	5/1/2013	4.84

Schedule S-15
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$225,193.29
Unrealized Loss	$225,193.29

Revaluation of Note warrants issued in April, May and June 2007
Black-Scholes Option Pricing Model

	Warrants Issued In/On
	Apr-07	May-07	June (prior to stock listing)	June 15, 2007	June 19, 2007	June 26, 2007	June 29, 2007	Total

Stock price on 6/30/08	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300
Warrant Exercise price	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500	$1.7500
Remaining Term	3.80	3.92	3.94	3.96	3.97	3.99	4.00
Risk-free rate	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Warrant value	$0.254	$0.2600	$0.2614	$0.2624	$0.2630	$0.2639	$0.2644

Warrants issued with Promissory Notes	154,286	1,574,286	305,714	71,429	28,571	57,143	14,286	2,205,715
Value of Warrants issued	$39,215.38	$409,359.10	$79,924.35	$18,744.02	$7,513.39	$15,082.67	$3,776.67	573,615.59	Value at 6/30/08

Time remaining at	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008
Expiration	4/18/2012	5/29/2012	6/8/2012	6/15/2012	6/19/2012	6/26/2012	6/29/2012
Years	3.80	3.92	3.94	3.96	3.97	3.99	4.00

							Prior amt booked	434,242.08
							Prior amt booked	5,306,330.86
								5,740,572.94
							Q1 2008 adjustment	(5,013,765.76)
							Q1 Balance	726,807.18
							Q2 Balance	402,416.59
							Q3 Balance	348,422.30
							Adjustment	225,193.29	To Schedule S-1

Do not make any changes below this line but copy all rows (4-31) to add extra columns.

0.427621038	0.451723158	0.457510821	0.461541582	0.463837334	0.467841822	0.46955297

0.364084823	0.360246976	0.359300351	0.358635456	0.358254708	0.357587026	0.357300352
0.875459963	0.869357522	0.867904784	0.866895903	0.866322335	0.865323673	0.864897638
0.66552678	0.67425529	0.676337386	0.6777842	0.678607046	0.680040247	0.680651849

0.352729194	0.357355304	0.358458815	0.359225626	0.359661735	0.360421331	0.36074548

-1.522440429	-1.526930043	-1.52805352	-1.528846279	-1.529301582	-1.530102327	-1.53044703

0.125198981	0.124344889	0.124131683	0.123981365	0.12389508	0.123743414	0.123678158
0.663803348	0.663145885	0.662981566	0.662865666	0.66279912	0.662682118	0.662631763
0.063944752	0.063384714	0.06324517	0.063146848	0.063090432	0.06299131	0.062948677

0.098555885	0.097326882	0.097023789	0.096810922	0.096689034	0.096475306	0.096383549

Schedule S-16
Note Warrant Liability (Gain) / Loss
Quarter Ended June 30, 2008

Entry
Account Name	dr	cr

Note warrant Liability		$258,266.19
Unrealized Loss	$258,266.19

Valuation of Warrants Issued  with 2006 Promissory Notes

Black-Scholes Option Pricing Model

	Longview	Alpha - Aug 2005	Oct HCP	Alpha Nov 2005	Sep-05	Jan-06	Dec-06	Dec-06	Q1 2007	Total	Movement
										V=Sum Q:U	W=V-P
Stock price	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300	$0.5300
Warrant Exercise price	$0.8750	$0.8750	$0.8750	$0.8750	$0.8750	$0.8750	$1.7500	$1.7500	$1.7500
Remaining Term	1.83	2.17	2.25	2.34	2.17	2.51	3.45	3.48	3.75
Risk-free rate	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%	3.34%
Volatility	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Warrant value	$0.208	$0.2324	$0.2382	$0.2438	$0.2326	$0.2545	$0.2349	$0.2365	$0.2514

Outstanding warrants	571,429	228,571	285,714	342,857	457,143	285,714	111,150	428,571	593,144	3,304,293
Value of Warrants issued @ 6/30/08	$118,689.36	$53,120.59	$68,054.70	$83,595.81	$106,327.94	$72,703.08	$26,114.16	$101,357.49	$149,123.04	$629,963.13

Time remaining at	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008	6/30/2008
Expiration	4/30/2010	8/31/2010	10/1/2010	11/1/2010	9/1/2010	1/1/2011	12/12/2011	12/22/2011	3/30/2012
Years	1.83	2.17	2.25	2.34	2.17	2.51	3.45	3.48	3.75

					Note : 8,571 of warrants cancelled in July for noteholders with an					$840,130.36	Sept. 30 amount
					an aggregrate face value of $30,000. ( Tiegmans and Schwalbe)					$441,000.99	Dec. 31 amount
										$371,696.94	March 08 amount
									Adjustment	$(258,266.19)	To Schedule S-1